Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Feishang Anthracite Resources Limited

飛尚無煙煤資源有限公司

(Incorporated in the British Virgin Islands with limited liability)

(Stock code: 1738)

ANNOUNCEMENT

MADE PURSUANT TO RULE 13.09 OF

THE RULES GOVERNING THE LISTING OF SECURITIES

ON THE STOCK EXCHANGE OF HONG KONG LIMITED AND

THE INSIDE INFORMATION PROVISIONS

This announcement is made by the board (the “Board”) of directors (the “Directors”) of Feishang Anthracite Resources Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Cap. 571) (the “SFO”).

Recently, the Group filed an application for the transfer of mining rights of Yongsheng Coal Mine from Guizhou Yongfu Mining Co., Limited (貴州永福礦業有限公司) (“Guizhou Yongfu”) (a 70% owned subsidiary of the Company) to Guizhou Puxin Energy Co., Ltd. (貴州浦鑫能源有限公司) (“Guizhou Puxin”) (a wholly-owned subsidiary of the Company). On 27 October 2014, the Group received a return notice dated 23 October 2014 (the “Return Notice”) from Department of Land and Resources of Guizhou Province in relation to the application. As set out in the Return Notice, the application was returned because, among other things, the mining rights permit of Yongsheng Coal Mine (which is wholly-owned by Guizhou Yongfu) was frozen pursuant to a notice (the “Notice”) issued by the relevant governmental authority. As at the date of this announcement, the Notice has not been served on the Group and the Company has only come to knowledge of the Notice upon receipt of the Return Notice.

Upon investigation by the Group, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Notice arose from an action brought by a People’s Republic of China (“PRC”) established enterprise against Mr. LI Qing and 湖北永福投資有限公 司 (Hubei Yongfu Investment Co., Ltd.) (“Hubei Investment”) (of which Mr. LI Qing is the legal representative and a shareholder) in relation to the debt owed by Hubei Investment. The Group has no relationship with Hubei Investment.

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In addition, in October 2014, Guizhou Yongfu and Yongsheng Coal Mine, named as co-defendants, received summons (the “Summons”) from Guiyang City Intermediate People’s Court (貴陽市中 級人民法院) in relation to an action brought by an individual against Hubei Investment to claim for an outstanding principal amount of CNY6 million together with interest in the sum of CNY 900,000 accrued from 1 March 2014 to 28 August 2014 (the “Debt”).

Despite the fact that on 12 January 2012, Mr. LI Qing ceased to hold 30% equity interest in Guizhou Yongfu, Mr. LI Qing remains the legal representative of Guizhou Yongfu.

The Company has sought legal advice from the PRC legal advisers in relation to the Notice and the Summons. The PRC legal advisers advised that the claimant in each case has no legal ground to claim against Guizhou Yongfu and Yongsheng Coal Mine as (i) in respect of the Notice, neither Guizhou Yongfu nor Yongsheng Coal Mine is a party to the action brought by the PRC established enterprise, and (ii) in respect of the Summons, neither Guizhou Yongfu nor Yongsheng Coal Mine is the borrower or the guarantor of the Debt. The Company is of the view that the claimant in each case has no right to request Guizhou Yongfu and/or Yongsheng Coal Mine to pay the debts owed by Hubei Investment or enforce or freeze any assets of Guizhou Yongfu and Yongsheng Coal Mine.

As a result of the Notice, the proposed transfer of the mining rights of Yongsheng Coal Mine from Guizhou Yongfu to Guizhou Puxin pursuant to the Group’s internal reorganization cannot be carried out until the Notice is lifted. Save as aforesaid, the Company is of the view that the Notice and the Summons will not have a material adverse impact on the business, operation and financial position of the Group. The operations of Guzhou Yongfu and Yongsheng Coal Mine are carried out as usual and unaffected by the Notice.

The Company will seek further legal advice in relation to the Notice and the Summons and the necessary actions to be taken in this respect and will vigorously defend against the respective claimants in relation to the Notice and the Summons. Further announcement(s) will be made by the Company to update the shareholders and potential investors of the Company of any material developments of the Notice and the Summons if and when appropriate or would be discloseable under the obligation imposed by the Listing Rules and the SFO.

Shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
FEISHANG ANTHRACITE RESOURCES LIMITED LI Feilie
Chairman

Hong Kong, 31 October 2014

As at the date of this announcement, the executive directors of the Company are Mr. LI Feilie (Chairman and Chief Executive Officer), Mr. HAN Weibing (Chief Operating Officer), Mr. WAN Huojin (Chief Technical Officer), Mr. TAM Cheuk Ho and Mr. WONG Wah On Edward; and the independent non-executive directors of the Company are Mr. LO Kin Cheung, Mr. HUANG Zuye and Mr. HUANG Songzhong.

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